Exhibit 3.3

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
SEQUIAM CORPORATION
a California corporation

The undersigned certify that:

I

They are the President and Secretary, respectively, of SEQUIAM CORPORATION, a California corporation.

II

The Third Article of the Articles of Incorporation of Sequiam Corporation is amended so that, as amended, the first paragraph of the Third Article shall be and read as follows:

The Corporation is authorized to issue two classes of shares of stock to be designated Common Shares, $0.001 par value per share, and Preferred Shares, $0.001 par value per share, respectively. The total number of Common Shares that the Corporation is authorized to issue is 100,000,000. The total number of Preferred Shares that the Corporation is authorized to issue is 50,000,000.

III

The foregoing amendment of Articles of Incorporation has been duly approved by unanimous written consent of the board of directors.

IV

The foregoing amendment of Articles of Incorporation has been duly approved by the written consent of a majority of the stockholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of this corporation is 34,831,611. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

There are no shares of Preferred stock outstanding.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: January 6, 2003	/s/ Nicolaas H. Van den Brekel
Nicolaas H. Van den Brekel, President & CEO

Dated: January 6, 2003	/s/ Mark L. Mroczkowski
Mark L. Mroczkowski, Secretary